EXHIBIT 99.1

Press release dated April 11, 2005 announcing that TIM International N.V. signed agreement for the sale of its stake in TIM Hellas to leading private equity firms.

TIM Hellas Telecommunications SA

TIM HELLAS ANNOUNCES THAT TIM INTERNATIONAL N.V. SIGNED AGREEMENT FOR THE SALE OF ITS STAKE IN TIM HELLAS TO LEADING PRIVATE EQUITY FIRMS

ATHENS, April 11, 2005 – TIM Hellas Telecommunications S.A. (NASDAQ: TIMHY; Amsterdam: TIMHY) today announced that on Monday, April 4, 2005, TIM International N.V. officially announced that it had executed an agreement for the sale of its 80.87% equity stake in TIM Hellas to funds advised by Apax Partners and Texas Pacific Group.

As stated in the April 4, 2005 press release of TIM Group as well as in the joint April 4, 2005 press release of Apax Partners and Texas Pacific Group, the price of the transaction is € 1.114 billion, which is equivalent to approximately € 16.43 per share.

According to both press releases, the acquisition agreement is conditional upon, among other things, obtaining approval from the relevant regulatory and competition authorities and the transaction is expected to close by the end of July 2005.

According to the press release issued on April 4, 2005 by Apax Partners and Texas Pacific Group following completion of the acquisition of the TIM Group’s shareholding, they intend to acquire the remaining shares of TIM Hellas at the same price of approximately €16.43 per share, through a cash merger under Greek law.

TIM Hellas will relay any developments pertaining to the sale as soon as they become available.

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TIM

The TIM Group is one of the main mobile telecommunications operators in the world; leader in the domestic market with over 26 million lines and a 42% market share as of December 31, 2004 and present in Europe, the Mediterranean Basin and South America with almost 54 million lines. TIM is the leader for innovation in a competitive environment, featuring a high rate of market penetration and rapid technological innovation. Additional information on TIM can be found on the institutional web site at the address www.tim.it

Apax Partners

Apax Partners is one of the world’s leading private equity investment groups, operating across the United States, Europe and Israel. Apax Partners has raised or advised approximately $20 billion around the world. With more than 30 years of direct investing experience, Apax Partners’ Funds provide long-term equity financing to build and strengthen world-class companies. It pursues a multi-stage equity investment strategy, investing in late venture, growth capital and buyouts.

Apax Partners’ Funds invest in companies across its 6 chosen global sectors of telecommunications, IT, retail and consumer, media, healthcare and financial/business services. Apax Partners’ Funds investments include Inmarsat, Intelsat, Audible, Dialog Semiconductor, Frontier Silicon, Jamdat, Kabel Deutschland, Sonim Technologies and Yell. For more information visit: www.apax.com.

Texas Pacific Group

Texas Pacific Group (TPG) is a leading global private equity firm. TPG manages over $15 billion in committed equity capital, and in the course of its history, has completed more than 65 transactions. TPG recently raised TPG Partners IV LP, a $5.8 billion private equity fund. TPG was one of the first major US-based private equity firms to establish a European business and over the past 12 months TPG has invested over $1 billion of equity in transactions with an aggregate enterprise value of $15 billion, including Debenhams, Scottish & Newcastle Retail (Pubs), Grohe, Isola (from Rutgers/RAG) and Eutelsat. TPG’s European investments also include Ducati, Findexa and Spirit Group.

TPG holds investments in the technology and telecommunications sector with investments in Eutelsat, Findexa, MEMC Electronic Materials (WFR), Seagate Technology (STX), ON Semiconductor (ONNN), Paradyne Networks (PDYN), GlobeSpanVirata (GSPN), Crystal Decisions/Business Objects (BOBJ).

Texas Pacific Group is a private equity investment firm with significant investments in many important brand-name companies. Together with its affiliated partnerships, Texas Pacific Group has an aggregate committed capital of more than $15.0 billion, with more than $3.0 billion invested in technology and telecommunications worldwide.

Contact: Investor Relations: Rania Bilalaki +30 210 6158585
ir&tim.gr
www.tim.com.gr/en/ir.cfm

TIM Hellas Telecommunications SA (Nasdaq: TIMHY; Amsterdam: TIMHY) is at the forefront of mobile communications in Europe and its brand stands for innovative products and services and its stock is publicly traded on the Nasdaq and Amsterdam exchanges.